DELEK US HOLDINGS, INC.
7102 Commerce Way
Brentwood, TN 37027
February 3, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charles Lee

Re:	Delek US Holdings, Inc. Registration Statement on Form S-3 Registration No. 333-171598
Dear Mr. Lee:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Delek US Holdings, Inc. (the “Company”) requests that the effective date of the above-referenced Registration Statement on Form S-3, filed on January 7, 2011, as amended on February 1, 2011, be accelerated so that the same may become effective at 4:00 p.m. on Monday, February 7, 2011, or as soon thereafter as practicable. In addition, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please call Merrill Kraines at (212) 318-3261 or Manuel G.R. Rivera at (212) 318-3296.

Very truly yours, DELEK US HOLDINGS, INC.

By:	/s/ Kent B. Thomas
Kent B. Thomas
General Counsel